ACCELERIZE NEW MEDIA, INC.

20411 SW Birch Street, Suite 250

Newport Beach, CA 92660

June 24, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:      Accelerize New Media, Inc.

Registration Statement on Form S-3

Filed April 25, 2014, as amended on May 29, 2014

File No. 333-195494

Ladies and Gentlemen:

Accelerize New Media, Inc. (“Accelerize”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 26, 2014, at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Accelerize acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve Accelerize from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

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Accelerize may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Accelerize understands that the Commission will consider this request for acceleration of the effective date of this above-referenced registration statement as a confirmation of the fact that Accelerize is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above referenced registration statement.

Sincerely,

ACCELERIZE NEW MEDIA, INC.

By: /s/ Brian Ross

Name: Brian Ross

Title: Chief Executive Officer

cc:       Maryse Mills-Apenteng, Esq.

J. Truman Bidwell, Jr., Esq.

Howard E. Berkenblit, Esq.